October 13, 2005
Mail Stop 3561

Via U.S. Mail and Facsimile

John E. Rea
Chief Executive Officer
RG America, Inc.
2100 Valley View Lane, Suite 100
Dallas, TX 75234

   RE:	RG America, Inc (the "Company")
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB for the Quarter Ended March 31, 2005
	Form 10-QSB for the Quarter Ended June 30, 2005
	File No. 333-80429

Dear Mr. Rea:

We have reviewed your response letter filed on September 1, 2005 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

	Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule
101(a)(3)
of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2004

Item 10. Executive Compensation, page 42

1. We note your response to prior comment number two. Please revise future filings to reflect the correct fair value of the Company`s common stock on the date of grant and clarify whether the share and per share amounts disclosed are on a pre-split or post-split basis.

Financial Statements

Consolidated Statements of Operations, page 6

2. We note your response to prior comment number four but fail to see why the merger transaction between the Company and Restoration Group
America 2003, Inc. (RGA 2003) was accounted for as entities under common control. You indicate in your response that John Rea and James Rea collectively owned 48% of RGA 2003 and Rea Capital Corporation, which Edward Rea is Chairman, owned 47.4% of the Company prior to the merger. However, entities are under common control as defined in EITF No. 02-5 generally require more than 50% voting ownership in each entity. Therefore, it would appear that common control between the Company and RGA 2003 did not exist and the merger should have been accounted for using purchase accounting in accordance with SFAS No. 141. In this regard, please explain in detail why you believe and how you determined that common control existed between such entities when it appears that majority ownership in each entity did not exist at the time of acquisition. You response should also include how your treatment complies with the guidance set forth in paragraph 3 of EITF No. 02-5. We may have further comment upon receipt of your response.

Statements of Shareholders` Equity, page 7

3. In your response to prior comment number five, you indicate in your proposed revision that the valuation of common stock issued in conversion of your notes payable during January 2004 was either based upon recent sales of common stock through a private placement offering or a negotiated price between the parties taking into account the length of time the notes were outstanding. However, it is unclear why the valuation of your common stock used in the conversion of notes payable into 1,109,308 shares of common stock differed from the valuation based upon your most recent sales of common stock from your private placement offering which occurred during the same timeframe. In this regard, please explain to us in detail the reason(s) why the value of common stock used in such conversions ranged from $.33 to $.36 per share when you had determined that fair value of your common stock was $.30 per share based upon your private placement offering in January 2004. If you believe that certain factors (i.e. the length of time that your notes payable were outstanding) had an affect on the fair value of your common stock, please provide us with the reason(s) why and the basis which supports your treatment. We may have further comment upon receipt of your response.

4. Also, explain why the valuation of common stock of $.30 per share used in the conversion of notes payable into 704,420 shares of common stock in September 2004 differed from the valuation of common stock of $.60 per share based upon the most recent sales of common stock in your private placement offering which concluded in August 2004 (page
26).

5. We note your response to prior comment number six. Please explain why the valuation of common stock of $.55 per share used in the conversion of accounts payable in January 2004 differed from valuation of common stock based upon sales from your private placement offering of $.30 per share in January 2004. If you believe that certain factors (i.e. the length of time that your accounts payable were outstanding) had an affect on the fair value of your common stock, please provide us with the reason(s) why and the basis which supports your treatment. We may have further comment upon receipt of your response.

6. We note your response to prior comment number seven. Please confirm to us that you will revise your statements of stockholders` deficit in future filings to correct the error noted in our prior comment number seven.

Note 5.  Marketable Securities, page 17

7. We note your response to prior comment number eight but reissue our comment as your response did not address our comment in its entirety. Tell us whether any value was assigned to the strategic financial services and if so, how the fair value of such services were determined and accounted for within your financial statements.
If you did not assigned any value to the strategic financial services, please explain why and provide us with the basis and relevant guidance that supports your conclusions. Further, we also note that you indicate in note 9 to the financial statements and in your response to comment number 14 that you also granted RGSC a warrant to purchase 333,333 shares of your common stock in exchange for strategic advisory services. Tell us how you considered the guidance outlined in APB. No 29, Accounting for Nonmonetary Transactions, in measuring the fair value of the transaction as it appears that the substance of such transaction was an exchange of services in light of the fact that no value was assigned to either warrant. We may have further comment upon receipt of your response.

Note 7.  Acquisitions, page 17

8. We note your response to prior comment number nine but reissue our comment as your response did not fully address how the value of the shares of common stock you issued in connection with the acquisition of PBS was determined or calculated. You indicate the dates used to determine the market price of your common stock of $2.10 per share were based on the closing market prices during the time of negotiation for the acquisition. Pursuant to EITF No. 99-12, the value of the marketable securities should be based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced, which appears to be August 10, 2004. In this regard, please clarify for us the period you used and how such period complies with EITF No. 99-12.
Specifically, provide us with the dates and respective closing prices used to determine the value of your common stock issued to effect the acquisition of PBS. We note that the closing market prices during the month of August were no greater than $1.74 per share (adjusted) and according to note 9 on page 26, the valuation of your common stock based upon your most recent sales from your private placement in August 2004 yielded a price of $.60 per share. Please tell us why the valuation of your common stock appears to have been significantly higher than your closing market prices during the month of August and based on your private placement. We may have further comment upon receipt of your response. Also, please confirm that you will provide the disclosures required by paragraph 51(b) of SFAS No. 141 in future filings.

9. We note from your response to our prior comment number 7 that PBS would bring strong existing relationships in the multi-family arena to join with the Company`s existing relationships. We also note that the PBS business is primarily a service based model based upon relationships and does not have significant assets. Given these factors, please explain why none of the purchase price for the PBS acquisition was allocated to customer contracts, customer relationships, customer lists or similar identifiable intangible assets. We may have further comment upon receipt of your response.

Note 9.  Stockholders` Deficit, page 22

Capital Structure, page 22

10. We note your response to prior comment number 11. To the extent you include disclosures regarding your fiscal 2004 private placement offerings in future filings, please revise such disclosures to clarify there were two offerings, when each offering commenced and closed, and the valuation of your common stock in each offering. Also, we note that your current disclosure on page 22 states in May
2004 the Company commenced a $1,800,000 private placement of your common stock at $.30 per share. This statement is appears to be inconsistent with your response which indicates that the valuation of your common stock in the May offering was $.60 per share. Please revise future filings to correct this inconsistency.

Issuances of Common Stock, page 22

11. We note your response to prior comment number 12 which provides your explanations for utilizing the price from recent sales of common stock in your private placement offerings to estimate the fair value of shares issued in certain transactions and the current trading market price in others, but reissue our comment. In this regard, we note in certain circumstances, the fair value of your common stock was not based on recent sales of common stock sold through your private placement offerings or the current trading market price, but rather a price based on an agreement negotiated with a third party vendor (e.g. property and equipment, consulting services, notes payable, accounts payable, etc.). It is unclear to us why such agreements would result in shares of your common stock to be valued differently. The negotiations may result in a final settlement amount which differs from the original transaction(s); however, we would not expect the fair value of your common stock in such transactions to differ from the fair value of common stock used in other transactions entered into or around the same timeframe. Please explain to us in further detail why you believe your treatment is appropriate and the basis for your conclusions. Your response should explain in detail why you believe that the valuation of shares used in these transactions is appropriate and in accordance with SFAS No.
123, EITF 96-18 or other applicable accounting literature. We may have further comment upon receipt of your response.

12. You indicate in June 2004 you issued 66,667 shares of common stock at a agreed upon price of $.30 per share for the purchase of property and equipment from a related party which was based upon the recent sales of common stock through your private placement;
however,
we note in your response to prior comment number 11 that shares of common stock were issued at $.60 per share during your 2nd private placement offering which commenced in May 2004 and concluded in August 2004. Please advise why you did not use the valuation of $.60 per share from the 2nd private placement offering in the issuance of common stock noted above.

13. We note your response to prior comment number 13. We were unable to find your disclosure regarding the 33,334 and 27,778 shares of common stock issued in exchange for professional services at $1.02 and $1.20 per share, respectively, in December 2004. Please advise or revise your notes to your financial statements in future filings accordingly.

Common Stock Warrants, page 27

14. We note your response to prior comment number 14. Please revise future filings to disclose that the exercise price for the warrant was set at a premium to provide an incentive for both companies to perform currently and in the future, and as a result, no value was assigned to the warrant based upon the Company`s valuation. Also, disclose that this transaction is also related to the securities discussed in note 5 where the Company`s also received warrants to purchase common stock of the same corporation in exchange for current and ongoing strategic financial services.

15. We note your response to prior comment number 15 but reissue our
comment.  Please explain why you believe it is appropriate to value
the warrants to acquire 1,000,000 shares at an exercise price of
$.60
per share issued to a stockholder of RG for previous and ongoing financial advisory services at the estimated fair value of the services provided rather than on the basis of the fair value of the warrant issued. If you believe that the fair value of the services provided is more readily determinable than the fair value of the warrants issued, explain your basis for this conclusion. We may have further comment upon receipt of your response.

Commitments and Contingencies, page 30

16. We note your response to prior comment number 16. Please confirm to us that as part of your analysis in determining the appropriate period over which to amortize your leasehold improvements you considered and evaluated, based upon your best estimates, the term over which you are expected to occupy the related facility (i.e. estimated or expected term of the lease) and concluded that the useful life of the leasehold improvements was shorter and therefore, the appropriate period to amortize your leasehold improvements.

Quarterly Report on Form 10-QSB for the Quarter Ended March 31,
2005

Note 5.  Impairment, page 9

17. We have reviewed your response to our prior comment number 18 in which you explain your rationale for recognizing the $116,669 "recovery of impairment" in your financial statements during the first quarter of 2005. However, after further consideration of your response, we believe that since the 55,556 shares held in escrow were subject to return or cancellation depending on the outcome of certain potential claims for a two year period as noted in Note 5, they should not have been included in the purchase price for the acquisition of PBS until the related contingencies were resolved and the shares were released from escrow. As noted in paragraph 26 of SFAS No.141, consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities until the outcome of the contingency is determinable beyond a reasonable doubt.
Since the shares held in escrow were subsequently returned to the Company and cancelled, it does not appear that the outcome of the contingencies for which the shares were originally place in escrow was determinable beyond a reasonable doubt at the date the acquisition transaction occurred. Accordingly, please revise your financial statements for fiscal 2004 to exclude the escrowed shares from the purchase price for PBS. The related impairment charges recognized in 2004 and the subsequent recovery of impairment recognized in fiscal 2005 will also require revision as a result of this change in the purchase price.

Note 7.  Stockholders` Deficit, page 11
Common Stock Warrants, page 11
Convertible Debenture Note, page 11

18. We note your response to prior comment number 21. Please provide us with your analysis which supports your conclusion that the beneficial conversion feature of the convertible debentures was immaterial and therefore, did not require any separate accounting treatment. Also, please provide us with a copy of your "Primary Note" agreement and any registration rights agreement related to the convertible debentures. If such agreement(s) have been previously filed with the SEC, please provide us with the date(s) such agreement(s) were filed and the form with which they were filed as exhibits.

Quarterly Report on Form 10-QSB for the Quarter Ended June 30,
2005

Management`s Discussion and Analysis, page 19
Six Months Ended June 30, 2005, page 19

19. Reference is made to your discussion regarding the change in operating expenses. Your current explanation does not appear correct as your current disclosure indicates that the increase in
operating
expenses is due in part to the $223,380 of sales commission,
$20,000
of officer wages and $20,000 of consulting and professional
expenses
forgiven. Please clarify in future filings the reason(s) for the increase in operating expenses for the six months ended June 30, 2005


Note 7.  Stockholders` Deficit, page 11
Stock Options, page 13

20. We note the disclosure indicating that the Company issued
233,333
employee stock options at a strike price of $.30 per share and 833,334 stock options to two consultants at $.50 per share from January through March 2005. We also note that the Company issued 426,667 employee stock options at a strike price of $.30 per share from April through June 2005. Please tell us and clarify in the notes to your financial statements whether any compensation expense was recognized in connection these stock option grants. If not, please explain why. Since the trading price of your shares has significantly changed since your last private placement, the use of this price to determine or recognize stock-based compensation no longer appears appropriate. Please advise or revise.

Item 2.  Management`s Discussion and Analysis, page 15
Recent Developments, page 16

21. Please tell us and disclose in the notes to your financial statements in future filings, the planned accounting treatment that the Company will use for the 40,000 warrants that will be issued in connection with the July 30, 2005 amendment to the Company`s Convertible Debenture.


* * * * *


   You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at
(202)
551-3813 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,


								Linda Cvrkel
								Branch Chief
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John E. Rea
RG America, Inc.
October 13, 2005
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